                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the Month of September 2003

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X           Form 40-F
                                -----                   -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                   CHANGE IN POSITIONS OF EXECUTIVE OFFICERS

     In September 2003, there was a change in positions and titles of our executive officers as follows:


NAME                             POSITION
----                             --------

Bhang Gil Choi                   Senior Executive Vice President of Integration
                                 Coordination Team I and II

Min Ky Han                       Senior Executive Vice President of General Service
                                 Team and Subsidiary Management Team II

Youn Soo Song                    Senior Executive Vice President of Subsidiary
                                 Management Team I

Chil Sun Hong                    Senior Executive Vice President of Public Relations
                                 Team, Audit & Compliance Team, and Information &
                                 Technology Planning Team

Byung Jae Cho                    Chief Financial Officer and Senior Executive Vice
                                 President of Planning & Financial Management
                                 Team and Investor Relations Team


As noted above, Mr. Byung Jae Cho has been newly appointed as our Chief Financial Officer effective immediately. We also announce that Mr. Dong Hwan Lee, newly appointed head of Planning & Financial Management Team will serve as our Chief Accounting Officer effective immediately.

The following is a brief description of the job assignment for each team.


TEAM                             JOB ASSIGNMENT
----                             --------------

Planning & Financial             - Business strategy development
Management Team                  - Treasury and accounting
                                 - Risk management



Subsidiary Management            - Supporting the management and operation of
Team I                             banking subsidiaries

Subsidiary Management            - Supporting the management and operating of non
Team II                            banking subsidiaries

Investors Relations Team         - Investor relations management
                                 - Filing public disclosure

Information & Technology         - IT planning and strategy development
Planning Team                    - Establishing and maintaining company IT system

General Services Team            - Human resource management
                                 - Purchasing and general administration
                                 - Coordinating BOD and shareholders meetings
                                 - Managing shareholders relations
                                 - Providing secretary services for executive officers

Public Relations Team            - Public relations planning and coordination
                                 - Company promotion and advertisement
                                 - Communications

Audit & Compliance Team          - Supporting the audit committee
                                 - Group audit planning
                                 - Updating internal regulation
                                 - Compliance control

Integration Coordination         - Coordinating the consolidation of bank
Team I and II                      subsidiaries


            SMALL-SCALE SHARE EXCHANGE FOLLOWING EXERCISE OF WARRANTS

On December 2, 1998, Shinhan Bank issued KRW 299 billion in aggregate principal amount of unsecured bonds due December 2, 2048, with detachable warrants to purchase common stock of Shinhan Bank. Pursuant to our holding company restructuring which took place in September 2001, we, Shinhan Financial Group, were formed as the holding company of Shinhan Bank. In the context of this holding company restructuring, our common stock was listed on the Korea Stock Exchange (the "KSE") while the common stock of Shinhan Bank was delisted from the KSE. The terms of the warrants, however, did not contemplate an automatic exchange of shares that the holders of warrants were entitled to receive upon exercise thereof in the event of a holding company restructuring. Nonetheless, as permitted under the Financial Holding Company Act and Commercial Code of Korea, we have been exchanging shares of common stock of Shinhan Bank, which the holders of warrants received upon exercise thereof, for proportionate number of shares of our common stock.

In connection with the above-described practice, on October 1, 2003, we conducted an exchange of 11,626 shares of common stock of Shinhan Bank for 11,626 shares of our common stock, which are expected to be issued and listed on the KSE as follows:



1) September 30, 2003:           record date for share exchange
2) October 1, 2003:              the share exchange date
3) October 8, 2003:              registration with the Commercial Registry of
                                 capital increase through share issuance
4) October 9, 2003:              application for supplemental listing on the KSE
5) October 15, 2003:             issuance and distribution of share certificates
6) October 16, 2003:             listing on the KSE


We plan to continue this practice of exchanging common stock of Shinhan Bank for our common stock as permitted under Korean law until all warrants are either exchanged for or expired. As of October 1, 2003, 164,868 warrants to purchase 329,736 shares of common stock remained outstanding, including 73,519 warrants held by us. The outstanding warrants will expire on December 2, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         SHINHAN FINANCIAL GROUP CO., LTD.


                                         By:  /s/ Byung Jae Cho
                                         --------------------------------------
                                         Name:  Byung Jae Cho
                                         Title: Chief Financial Officer and
                                                Senior Executive Vice President


Date: October 2, 2003